EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Second Quarter		First Six Months
(Dollars in millions)	2004	2003	2004	2003

Earnings before income taxes and cumulative effect of
changes in accounting principles	$10	$49	$(3)	$78
Add:
Interest expense	31	33	62	65
Appropriate portion of rental expense (1)	5	6	10	13
Amortization of capitalized interest	4	3	8	6

Earnings as adjusted	$50	$91	$77	$162

Fixed charges:
Interest expense	$31	$33	$62	$65
Appropriate portion of rental expense (1)	5	6	10	13
Capitalized interest	1	1	2	2

Total fixed charges	$37	$40	$74	$80

Ratio of earnings to fixed charges	1.4x	2.3x	1.0x	2.0x

  (1) For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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